

GREAT QUEST
METALS LTD.

082-03116

September 12, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549



06017080



SEC MAIL PROCESSING
RECEIVED
SEP 2 2 2006
WASH. D.C.
160
SECTION

To Whom It May Concern:

SUPPL

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on September 12, 2006. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.



Jennifer Nestoruk
Corporate Secretary

PROCESSED
SEP 2 8 2006
THOMSON
FINANCIAL

/jn
enclosure

dlw 9/25

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com



GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

September 12, 2006

Great Quest to Continue Exploration on TD Concession

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), announces that because of the new information acquired on the TD concession during the summer survey, a follow-up program will start in mid-September. The TD concession is one of the Bourdala group of concessions in western Mali, West Africa. It is the area of extensive orpaillage where over 1,500 women orpailleurs or hand-miners were working last summer. The women have worked the surface over an area of up to 50 by 300 metres north-south, and the work has exposed some of the geology.

North of the orpaillage, there are two diorite dykes that are 26 to 35 m apart and strike north-south. The area of orpaillage covers the projection of these dykes to the south. A large, very old pit occurs 15 m west of the western dyke, just north of the orpaillage. Drill hole 02TD intersected 7.0 m of 4.34 grams per tonne gold directly below this pit in the spring of 2003. One small pit was dug to a depth of 14.5 metres during the 2006 program. A sample of diorite from the bottom of this pit assayed 438 parts per billion gold, and three samples of schist or siltstone averaged 1,178 ppb or 1.18 g/t gold.

There is also an area of old (100 to 150 years old) orpaillage 250 m east of the above area. Some highly weathered fragments of rhyodacite were discovered in this area. They assayed 200 ppb gold. Because of the association of gold with rhyodacite and diorite in the Company's Kenieba concessions to the south, these are definitely areas of interest. During the autumn program, both areas will be pitted and sampled in order to more fully define the geology and the association with gold mineralization. The Company is still awaiting the final report of last summer's IP program.

Following the program on the TD concession, a program will start on the Kenieba concession in preparation for a 6,000 m drill program. The Company expects to have a mineral reserve study on the Djambaye 2 gold zone completed by the end of September. Carl Verley (P. Geol.), the Qualified Person pursuant to NI 43-101, has reviewed the contents of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"

Willis W. Osborne
President

For additional information please contact:

Investor Relations:

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Metals Ltd.
George Butterworth: 604-689-2882
Toll Free: 877-325-3838

Ascenta Capital Partners Inc.
Jamie Mathers: 604-684-4743, ext 36
Toll Free: 866-684-4209